KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES

EXHIBIT 12 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars In Millions Except Ratio Amounts)

	Six Months Ended	Six Months Ended
	June 30, 2009	June 30, 2008
Earnings: Pre-tax income from continuing operations before adjustment for noncontrolling interests and equity earnings (including amortization of excess cost of equity investments) per statements of income	$549.7	$656.3
Add:
Fixed charges	236.4	226.5
Amortization of capitalized interest	1.8	1.0
Distributed income of equity investees	100.3	63.9
Less:
Interest capitalized from continuing operations	(21.3)	(18.6)
Noncontrolling interests in pre-tax income of subsidiaries with no fixed charges	(0.1)	(0.2)
Income as adjusted	$866.8	$928.9

Fixed charges: Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$227.3	$216.6
Add:
Portion of rents representative of the interest factor	9.1	9.9
Fixed charges	$236.4	$226.5

Ratio of earnings to fixed charges	3.67	4.10